Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

26 April 2019

Commission file number: 001-10306

 Form 6-K

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; the implementation of the Alternative Remedies Package; the continuation of the Group’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAes), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; the Group’s exposure to political risk, economic risk, climate change risk, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the Group’s strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document, including in the risk factors and other uncertainties set out in the Group’s 2018 Annual Report on Form 20-F and other materials filed with, or furnished to, the US Securities and Exchange Commission, and other risk factors and uncertainties discussed in this document. These include the significant risks for the Group presented by: operational and IT resilience risk (including in respect of: the Group being subject to cyberattacks; operational risks inherent in the Group’s business; the Group’s operations being highly dependent on its IT systems; the Group relying on attracting, retaining and developing senior management and skilled personnel and maintaining good employee relations; the Group’s risk management framework; and reputational risk), economic and political risk (including in respect of: the uncertainties surrounding the UK’s withdrawal from the European Union; increased political and economic risks and uncertainty in the UK and global markets; climate change and the transition to a low carbon economy; HM Treasury’s ownership of RBSG and the possibility that it may exert a significant degree of influence over the Group; continued low interest rates and changes in foreign currency exchange rates), financial resilience risk (including in respect of: the Group’s ability to meet targets and make discretionary capital distributions to shareholders; the highly competitive markets in which the Group operates; deterioration in borrower and counterparty credit quality;  the ability of the Group to meet prudential regulatory requirements for capital and MREL, or to manage its capital effectively; the ability of the Group to access adequate sources of liquidity and funding; changes in the credit ratings of RBSG, any of its subsidiaries or any of its respective debt securities; the Group’s ability to meet requirements of regulatory stress tests; possible losses or the requirement to maintain higher levels of capital as a result of limitations or failure of various models; sensitivity of the Group’s financial statements to underlying accounting policies, judgements, assumptions and estimates; changes in applicable accounting policies or rules; the value or effectiveness of any credit protection purchased by the Group; the level and extent of future impairments and write-downs, including with respect to goodwill; and the application of UK statutory stabilisation or resolution powers) and legal, regulatory and conduct risk (including in respect of: the Group’s businesses being subject to substantial regulation and oversight; legal, regulatory and governmental actions and investigations; the replacement of LIBOR, EURIBOR and other benchmark rates; heightened regulatory and governmental scrutiny (including by competition authorities); implementation of the Alternative Remedies Package and the costs related thereto; and changes in tax legislation).

The forward-looking statements contained in this document speak only as at the date hereof, and the Group does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Introduction

Presentation of information

In this document, ‘RBSG plc’ or the ‘parent company’ refers to The Royal Bank of Scotland Group plc, and ‘RBS’ or the ‘Group’ refers to RBSG plc and its subsidiaries.

Any information contained on any websites linked or report references in this report is for information only and shall not be deemed to be incorporated by reference in this report.

Non-GAAP financial information

RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (‘GAAP’). This document contains a number of non-GAAP (or non-IFRS) financial measures. A non-GAAP financial measure is defined as one that measures historical or future financial performance, financial position or cash flows but which excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.

The non-GAAP financial measures used in this document generally exclude certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These measures are used internally by management, in conjunction with IFRS financial measures, to measure performance and make decisions regarding the future direction of the business. Management believes these non-GAAP financial measures, when provided in combination with reported IFRS results, provide helpful supplementary information for investors.

The main non-GAAP measures used in this document include:

•       Performance, funding and credit metrics such as ‘return on tangible equity’, and related RWA equivalents incorporating the effect of capital deductions (RWAes), total assets excluding derivatives (funded assets), net interest margin (NIM) adjusted for items designated at fair value through profit or loss (non-statutory NIM), NIM excluding NatWest Markets, cost:income ratio and loan:deposit ratio. These are internal metrics used to measure business performance; and

•       Personal & Ulster franchise results combining the reportable segments of UK Personal Banking and Ulster Bank RoI and the Commercial & Private Banking franchise results, combining the reportable segments of Commercial Banking and Private Banking; and RBS International (RBSI) and NatWest Markets results which are presented to provide investors with a summary of the Group’s business performance.

•       The Group also presents a pro forma CET1 ratio which is on an adjusted basis, this has not been prepared in accordance with Regulation S-X and should be read in conjunction with the notes provided as well as the section “Forward-looking statements” on page 1 of this document.

Introduction

Key operating indicators

This document includes a number of operational metrics which management believes may be helpful to investors in understanding the Group’s business, including the Group’s position against its own targets. These metrics include performance, funding and credit metrics such as ‘return on tangible equity’ and related RWA equivalents incorporating the effect of capital deductions (RWAes), total assets excluding derivatives (funded assets) and net interest margin (NIM) adjusted for items designated at fair value through profit or loss (non-statutory NIM), NIM excluding NatWest Markets, cost:income ratio, and loan:deposit ratio. These are internal metrics used to measure business performance.

Capital and liquidity measures

Certain liquidity and capital measures and ratios are presented in this document as management believes they are helpful for investors’ understanding of the liquidity and capital profile of the business and the Group’s position against its own targets and applicable regulatory requirements. Some of these measures are used by management for risk management purposes and may not yet be required to be disclosed by a government, governmental authority or self-regulatory organisation. As a result, the basis of calculation of these measures may not be the same as that used by the Group’s peers. These capital and liquidity measures and ratios include: the liquidity coverage ratio, stressed outflow coverage and net stable funding ratio.

Recent developments

The Group announced that Ross McEwan resigned from his role as Chief Executive Officer (CEO) and Executive Director on 25 April 2019.

The Royal Bank of Scotland Group plc

Q1 Interim Management Statement

RBS reported an operating profit before tax of £1,013 million, compared with £1,213 million in Q1 2018 primarily reflecting £265 million lower income, partially offset by £73 million lower operating expenses.

•       Q1 2019 attributable profit of £707 million compared with £808 million in Q1 2018.

Supporting our customers:

•       We continue to support our customers through ongoing UK economic uncertainty. UK Personal Banking (UK PB) gross new mortgage lending was £7.6 billion in the quarter, with net loans to customers of £150.6 billion at Q1 2019. Commercial Banking originated or refinanced £4.6 billion of utilised term lending in the quarter and net loans to customers were £100.8 billion.

•       Across UK PB, Ulster, Commercial and Private Banking net loans to customers increased by 0.8% on an annualised basis

Income stable in a competitive market:

•       Excluding notable items(1), NatWest Markets (NWM) and Central items, income remained stable compared with Q1 2018.

•       Across the retail and commercial businesses, net interest margin (NIM) of 2.07% was stable on Q4 2018. Group NIM decreased by 6 basis points to 1.89% reflecting a reclassification of funding costs in NWM and an IFRS 9 accounting change for interest in suspense recoveries.

Building a sustainable bank through continued transformation and increased digitisation:

•       We remain on track to meet our £300 million cost reduction target this year, achieving a £45 million reduction in the quarter.

•       We now have 6.6 million regular personal and business users of our mobile app. In UK PB, 73% of our active current account customers are regular digital users and total digital sales increased by 17%, representing 47% of all sales in Q1 2019. In Commercial Banking, we now have over 2,500 users of the Bankline Mobile app, up 19% compared with Q4 2018.

Capital generation:

•       CET1 ratio of 16.2%, which excluding the impact of IFRS 16 ‘Leases’ and a 2p dividend accrual, represents an underlying increase of 30 basis points in the quarter.

•       RWAs increased by £2.1 billion compared with Q4 2018 principally reflecting a £1.3 billion increase associated with IFRS 16 ‘Leases’.

Outlook(2)

While we retain the outlook guidance we provided in the 2018 Annual Report on Form 20-F, we recognise that the ongoing impact of Brexit uncertainty on the economy, and associated delay in business borrowing decisions, is likely to make income growth more challenging in the near term.

Notes:

(1)    Excluding UK PB debt sale gain of £2 million (Q1 2018 - £26 million) and Commercial Banking fair value and disposal loss of £2 million (Q1 2018 - £77 million gain).

(2)    The targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in the “Risk Factors” section on pages 265 to 275 of the 2018 Annual Report on Form 20-F. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Business performance summary

	Quarter ended
	31 March	31 December	31 March
Performance key metrics and ratios	2019	2018	2018
Operating profit before tax	£1,013m	£572m	£1,213m
Profit attributable to ordinary shareholders	£707m	£304m	£808m
Net interest margin	1.89%	1.95%	2.04%
Net interest margin (excluding NWM)	2.07%	2.07%	2.14%
Average interest earning assets	£436bn	£442bn	£427bn
Cost:income ratio (1)	63.4%	80.5%	60.5%
Earnings per share
- basic	5.9p	2.5p	6.8p
- basic fully diluted	5.8p	2.5p	6.7p
Return on tangible equity	8.3%	3.7%	9.4%
Average tangible equity	£34bn	£33bn	£34bn
Average number of ordinary shares
outstanding during the period (millions)
- basic	12,047	12,040	11,956
- fully diluted (2)	12,087	12,081	12,015

	31 March	31 December	31 March
Balance sheet related key metrics and ratios	2019	2018	2018
Total assets	£719.1bn	£694.2bn	£738.5bn
Funded assets	£585.1bn	£560.9bn	£588.7bn
Loans to customers - amortised cost	£306.4bn	£305.1bn	£303.8bn
Impairment provisions	£3.1bn	£3.3bn	£4.2bn
Loan impairment rate (3)	11bps	2bps	10bps
Customer deposits	£355.2bn	£360.9bn	£354.5bn

Liquidity coverage ratio (LCR)	153%	158%	151%
Liquidity portfolio	£190bn	£198bn	£180bn
Net stable funding ratio (NSFR) (4)	137%	141%	137%
Loan:deposit ratio	86%	85%	86%
Total wholesale funding	£77bn	£74bn	£73bn
Short-term wholesale funding	£19bn	£15bn	£17bn

Common Equity Tier (CET1) ratio	16.2%	16.2%	16.4%
Total capital ratio	21.1%	21.8%	21.6%
Pro forma CET 1 ratio, pre dividend accrual (5)	16.3%	16.9%
Risk-weighted assets (RWAs)	£190.8bn	£188.7bn	£202.7bn
CRR leverage ratio	5.2%	5.4%	5.4%
UK leverage ratio	6.0%	6.2%	6.2%

Tangible net asset value (TNAV) per ordinary share	289p	287p	297p
Tangible net asset value (TNAV) per ordinary share - fully diluted	288p	286p	295p
Tangible equity	£34,962m	£34,566m	£35,644m
Number of ordinary shares in issue (millions)	12,090	12,049	11,993
Number of ordinary shares in issue (millions) - fully diluted (2,6)	12,129	12,088	12,075

Notes:

(1)    Operating lease depreciation included in income for Q1 2019 - £34 million; (Q4 2018 - £32 million; Q1 2018 - £31 million).

(2)    Includes the effect of dilutive share options and convertible securities. Dilutive shares on an average basis for Q1 2019 were 40 million shares; (Q4 2018 - 41 million shares, Q1 2018 - 59 million shares), and as at 31 March 2019 were 39 million shares (31 December 2018 - 39 million shares; 31 March 2018 - 82 million shares).

(3)    Loan impairment rate is calculated as the annualised impairment charge for the period as a proportion of gross customer loans.

(4)    In November 2016, the European Commission published its proposal for NSFR rules within the EU as part of its CRR2 package of regulatory reforms. CRR2 NSFR is expected to become the regulatory requirement in future within the EU and the UK. RBS has changed its policy on the NSFR to align with its interpretation of the CRR2 proposals with effect from 1 January 2018.

(5)    The pro forma CET 1 ratio at 31 March 2019 excluded a charge of £242 million (2p per share) for the Q1 2019 foreseeable dividend.  31 December 2018 excluded a charge of £422 million (3.5p per share) for the final dividend and £904 million (7.5p per share) for the special dividend due to be paid following the Annual General Meeting held on 25 April 2019.

(6)    Includes 24 million treasury shares (31 December 2018 - 8 million shares; 31 March 2018 - 18 million shares).

Re-segmentation

Effective from 1 January 2019, Business Banking has been transferred from UK Personal and Business Banking (UK PBB) to Commercial Banking as the nature of the business, including distribution channels, products and customers, are more closely aligned to the Commercial Banking business. Concurrent with the transfer, UK PBB has been renamed UK Personal Banking (UK PB) and the previous franchise combining UK PBB (now UK PB) and Ulster Bank RoI has been renamed Personal & Ulster. Comparatives have been restated.

Summary consolidated income statement for the period ended 31 March 2019

	Quarter ended
	31 March	31 December	31 March
	2019	2018	2018
	£m	£m	£m
Net interest income	2,033	2,176	2,146

Own credit adjustments	(43)	33	21
Other non-interest income	1,047	849	1,135

Non-interest income	1,004	882	1,156

Total income	3,037	3,058	3,302

Litigation and conduct costs	(5)	(92)	(19)
Strategic costs	(195)	(355)	(209)
Other expenses	(1,738)	(2,022)	(1,783)

Operating expenses	(1,938)	(2,469)	(2,011)

Profit before impairment losses	1,099	589	1,291
Impairment losses	(86)	(17)	(78)

Operating profit before tax	1,013	572	1,213
Tax charge	(216)	(118)	(313)

Profit for the period	797	454	900

Attributable to:
Ordinary shareholders	707	304	808
Other owners	100	164	85
Non-controlling interests	(10)	(14)	7

Notable items within total income
IFRS volatility in Central items & other (1)	(4)	(25)	(128)
Insurance indemnity in Central items & other	-	85	-
UK PB debt sale gain	2	35	26
FX gain/(losses) in Central items & other	20	(39)	(15)
Commercial Banking fair value and disposal (loss)/gain	(2)	(10)	77
NatWest Markets legacy business disposal losses	(4)	(43)	(16)

Note:

(1)    IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.

Business performance summary

Personal & Ulster

UK Personal Banking

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2019	2018	2018		2019	2018
	£m	£m	£m		£bn	£bn
Total income	1,245	1,246	1,298	Net loans to customers	150.6	148.9
Operating expenses	(635)	(757)	(686)	Customer deposits	145.7	145.3
Impairment losses	(112)	(142)	(68)	RWAs	35.8	34.3
Operating profit	498	347	544	Loan impairment rate	30bps	38bps
Return on equity	24.7%	17.2%	29.9%
Net interest margin	2.62%	2.60%	2.73%
Cost:income ratio	51.0%	60.8%	52.9%

•       UK PB now has 6.1 million regular mobile app users, with 73% of our active current account customers being regular digital users. Total digital sales volumes increased by 17% representing 47% of all sales in Q1 2019. 59% of personal unsecured loan sales were via the digital channel, 4% higher than Q1 2018. 54% of current accounts opened in Q1 2019 were via the digital channel, with digital volumes 44% higher.

•       Total income was £53 million, or 4.1%, lower than Q1 2018 impacted by a £24 million reduction in debt sale gains, £8 million lower annual insurance profit share and an IFRS 9 accounting change for interest in suspense recoveries of £6 million. Excluding these items, income was £15 million or 1.2% lower than Q1 2018 reflecting a continued competitive mortgage market. Compared with Q4 2018, net interest margin was 2 basis points higher due to the impact of an annual review of mortgage customer behaviour in Q4 2018.

•       Operating expenses were £51 million, or 7.4%, lower compared with Q1 2018. Excluding strategic, litigation and conduct costs, operating expenses were £8 million, or 1.3%, lower compared with Q1 2018 as lower operational costs associated with a 12% reduction in headcount were largely offset by increased fraud, investment and technology transformation costs.

•       Impairments were £44 million higher than Q1 2018 reflecting lower provision releases and recoveries and an increase in the stage 1 and 2 charge, reflecting IFRS 9 predictive loss model adjustments in Q1 2019, following a slight deterioration in default rates.

•       Compared with Q4 2018, net loans to customers increased by £1.7 billion as a result of strong gross new mortgage lending and lower redemptions. Gross new mortgage lending in the quarter was £7.6 billion, with market flow share of approximately 13% and mortgage approval share of around 12%.

•       RWAs increased by £1.5 billion compared with Q4 2018, primarily reflecting an increase in central allocations linked to IFRS 16 changes and predictive loss model adjustments in Q1 2019.

Ulster Bank RoI

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2019	2018	2018		2019	2018
	£m	£m	£m		£bn	£bn
Total income	145	147	146	Net loans to customers	18.2	18.8
Operating expenses	(136)	(164)	(128)	Customer deposits	17.5	18.0
Impairment releases/(losses)	11	19	(8)	RWAs	14.2	14.7
Operating profit	20	2	10	Loan impairment rate	(23)bps	(39)bps
Return on equity	3.8%	0.4%	1.6%
Net interest margin	1.65%	1.73%	1.80%
Cost:income ratio	93.8%	111.6%	87.7%

•       Ulster Bank RoI continues to deliver digital enhancements that improve and simplify the everyday banking experience for customers. The successful launch of paperless processes for everyday banking products has made it easier and quicker for customers to move from application to drawdown. 70% of active personal current account customers are choosing to bank through digital channels. Mobile payments and transfers increased 31% compared with Q1 2018.

•       Total income remained stable compared with Q1 2018 as a decrease in income associated with the non-performing loan portfolio was offset by £9 million (€11 million) one-off benefit following a restructure of interest rate swaps on free funds. Compared with Q4 2018, net interest margin was 8 basis points lower as a continued reduction in funding costs was more than offset by a decrease in income associated with the non-performing portfolio.

•       Operating expenses were £8 million, or 6.3% (€11 million, or 7.6%), higher than Q1 18.  Excluding strategic, litigation and conduct costs, operating expenses were £10 million, or 8.70% (€13 million, or 10.0%), higher than Q1 2018 reflecting the continued focus on strengthening the risk, compliance and control environment, investment in technology capabilities and expenditure on recent mortgage marketing activity.

•       A net impairment release of £11 million (€13 million) in the quarter reflects an improvement in the performance of the non-performing loan portfolio and an IFRS 9 change in accounting treatment for the recovery of interest in suspense.

•       Net loans to customers decreased by £0.6 billion compared with Q4 2018 due to the weakening of the euro but increased by €0.1 billion in euro terms primarily driven by growth in the commercial loan portfolio in the quarter.

Business performance summary

Commercial & Private Banking

Commercial Banking

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2019	2018	2018		2019	2018
	£m	£m	£m		£bn	£bn
Total income	1,082	1,116	1,158	Net loans to customers	100.8	101.4
Operating expenses	(640)	(764)	(595)	Customer deposits	131.8	134.4
Impairment losses	(5)	(5)	(12)	RWAs	78.1	78.4
Operating profit	437	347	551	Loan impairment rate	2bps	2bps
Return on equity	11.5%	8.3%	13.6%
Net interest margin	1.99%	1.96%	1.91%
Cost:income ratio	57.8%	67.5%	50.0%

•       The Bankline mobile app was successfully launched in the Apple app store in Q4 2018 and now has over 2,500 users, up 19% compared with Q4 2018. The improved lending journey now provides a decision in principle in under 24 hours for approximately 74% of loans, compared with 50% in 2018.

•       Total income was £76 million, or 6.6%, lower than Q1 2018 reflecting a £79 million reduction in fair value and disposal gains and lower fee income, partially offset by higher deposit income. Compared with Q4 2018, net interest margin increased by 3 basis points to 1.99% due to lower liquidity portfolio costs and deposit funding benefits, partially offset by lower volumes.

•       Operating expenses were £45 million, or 7.6% higher than Q1 2018. Excluding strategic, litigation and conduct costs, operating expenses were £28 million, or 5.1% higher, primarily reflecting an £11 million one-off item in Q1 2018, increased remediation spend and higher innovation and technology costs.

•       Compared with Q4 2018, net loans to customers decreased by £0.6 billion, or 0.6%, to £100.8 billion. Commercial Banking originated or refinanced £4.6 billion of utilised term lending in the quarter.

•       Compared with Q4 2018, RWAs were £0.3 billion lower as a result of the transfer of £1.0 billion to Central Items in relation to the 2011 investment in the Business Growth Fund and £0.2 billion to NatWest Markets related to the transition of Western European Corporate clients, partially offset by model changes and the impact of IFRS 16 ‘Leases’.

Private Banking

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2019	2018	2018		2019	2018
	£m	£m	£m		£bn	£bn
Total income	193	198	184	Net loans to customers	14.4	14.3
Operating expenses	(117)	(143)	(121)	Customer deposits	26.9	28.4
Impairment releases/(losses)	4	8	(1)	RWAs	9.6	9.4
Operating profit	80	63	62	AUM	27.8	26.4
Return on equity	17.1%	12.3%	12.5%
Net interest margin	2.52%	2.49%	2.51%
Cost:income ratio	60.6%	72.2%	65.8%

Note:

(1)       Private Banking manages assets under management portfolios on behalf of UK Personal Banking and RBS International (Q4 2018 - £6.6 billion and Q1 2019 - £6.8 billion). Prior to Q4 2018, the assets under management portfolios from Personal and RBSI were not included. Private Banking receives a management fee from UK Personal Banking and clients of RBS International in respect of providing this service.

•       Private Banking offers a service-led, digitally enabled experience for its clients, with 73% banking digitally, and 94% of clients positively rate the Coutts24 telephony service. Coutts Connect, the social platform which allows clients to network and build working relationships with one another, now has over 1,500 users with more than half of conversations client to client.

•       Total income was £9 million, or 4.9%, higher than Q1 2018 reflecting increased deposit income and higher lending balances. Compared with Q4 2018, net interest margin increased by 3 basis points due to deposit funding benefits and lower liquidity portfolio costs, partially offset by ongoing asset margin pressure.

•       Operating expenses were £4 million, or 3.3% lower than Q1 2018. Excluding strategic, litigation and conduct costs, operating expenses were £2 million, or 1.8%, lower primarily reflecting lower back office operations costs. Excluding strategic, litigation and conduct costs, operating expenses were £2 million, or 1.8%, lower primarily reflecting lower back office operations costs.

•       Net loans to customers increased by £0.1 billion compared with Q4 2018, driven by mortgage lending.

•       Assets under management (AUM) increased by £1.4 billion compared with Q4 2018 to £27.8 billion driven by new business inflows of £0.1 billion and investment performance.

Business performance summary

RBS International

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2019	2018	2018		2019	2018
	£m	£m	£m		£bn	£bn
Total income	151	155	137	Net loans to customers	13.3	13.3
Operating expenses	(59)	(86)	(59)	Customer deposits	27.6	27.5
Impairment releases	1	2	—	RWAs	7.0	6.9
Operating profit	93	71	78
Return on equity	28.6%	20.0%	23.2%
Net interest margin	1.70%	1.81%	1.57%
Cost:income ratio	39.1%	55.5%	43.1%

•       The RBS International mobile app now has 69,000 users, an increase of 24% year on year. 90% of wholesale customer payments are now processed using the newly introduced international banking platform, making the payments process simpler for customers.

•       Total income was £14 million, or 10.2%, higher than Q1 2018 driven by deposit margin benefits. Compared with Q4 2018, net interest margin decreased by 11 basis points due to a one-off benefit in Q4 2018 and ongoing higher funding costs associated with becoming a non ring-fenced bank.

•       Operating expenses were stable at £59 million versus Q1 2018. Excluding strategic, litigation and conduct costs, operating expenses were £4 million, or 6.8%, lower reflecting decreased remediation spend and lower back office operations costs.

•       Net loans to customers remained stable compared with Q4 2018. Customer deposits increased by £0.1 billion compared with Q4 2018 primarily due to customer activity in Institutional Banking.

•       In the quarter, RBS International continued to diversify its liquidity portfolio, increasing the position in sovereign bonds with this portfolio expected to modestly increase in scale over future quarters.

NatWest Markets(1)

	Quarter ended				As at
	31 March	31 December	31 March		31 March	31 December
	2019	2018	2018		2019	2018
	£m	£m	£m		£bn	£bn
Total income	256	152	437	Funded assets	138.8	111.4
Operating expenses	(334)	(455)	(349)	RWAs	44.6	44.9
Impairment releases	16	100	9
Operating (loss)/profit	(62)	(203)	97
Return on equity	(2.4%)	(9.2%)	2.0%
Net interest margin (2)	(0.39%)	0.39%	0.54%
Cost:income ratio	130.5%	299.3%	79.9%

Notes:

(1)    The NatWest Markets operating segment should not be assumed to be the same as the NatWest Markets Plc legal entity or group. NatWest Markets Plc entity includes the Central items & other segment but excludes NatWest Markets N.V. for statutory reporting. For the quarter ended 31 March 2019, NatWest Markets Plc’s (consolidated legal entity) results are estimated as: total income of £276 million, operating expenses of £231 million, impairment releases of £20 million, operating profit before tax of £65 million, funded assets(excluding intra-group assets) of £130.8 billion and total assets of £273.6 billion. The key difference between the NWM segment and NWM legal entity operating profit for the quarter ended 31 March 2019 largely relates to expense items, including one-off recoveries, that form part of Central items and other. The remaining difference relates primarily to NatWest Markets N.V.

(2)    From 1 January 2019, funding costs of the trading book  have been reclassified from trading income to net interest income.

•       NatWest Markets is increasingly using technology to enhance the way it provides innovative financial solutions to customers. For example, through our automated pricing tool FXmicropay we make it simpler for businesses operating globally to accept payments in multiple currencies. We have now made FXmicropay available on an e-commerce web platform, SAP Commerce Cloud, helping online businesses easily integrate the tool and capture foreign exchange margins via their platform.

•       Total income was £181 million, or 41.4%, lower than Q1 2018 reflecting a £35 million reduction in the core business, an £83 million decrease in legacy income and a £63 million deterioration in own credit adjustments. Income in the core business fell by 8.5% to £377 million as customer activity fell in uncertain market conditions. Legacy income reduced as funding costs associated with former RBS plc debt are now reported wholly in NatWest Markets rather than being partially allocated to other segments. The larger part of this former RBS plc debt is due to mature by early 2020. Income from own credit adjustments deteriorated due to a substantial reduction in funding spreads.

•       Operating expenses were £15 million, or 4.3% lower than Q1 2018. Excluding strategic, litigation and conduct costs, operating expenses reduced by £10 million, or 3.1%, compared with Q1 2018 reflecting lower support costs.

•       RWAs decreased by £0.3 billion compared with Q4 2018 driven by legacy reductions partially offset by a £0.2 billion transfer of Western European Corporate clients from Commercial Banking. Legacy RWAs are now £12.9 billion including Alawwal Bank RWAs of £5.6 billion.

Central items & other

•       Central items not allocated represented a charge of £53 million in the quarter, principally reflecting £61 million of strategic costs.

Business performance summary

Capital and leverage ratios
	End-point CRR basis (1)
	31 March	31 December
	2019	2018
Risk asset ratios	%	%
CET1	16.2	16.2
Tier 1	18.3	18.4
Total	21.1	21.8

Capital	£m	£m

Tangible equity	34,962	34,566

Expected loss less impairment provisions	(682)	(654)
Prudential valuation adjustment	(448)	(494)
Deferred tax assets	(720)	(740)
Own credit adjustments	(311)	(405)
Pension fund assets	(389)	(394)
Cash flow hedging reserve	49	191
Foreseeable ordinary dividends	(1,568)	(1,326)
Other deductions	(4)	(105)

Total deductions	(4,073)	(3,927)

CET1 capital	30,889	30,639
AT1 capital	4,051	4,051

Tier 1 capital	34,940	34,690
Tier 2 capital	5,242	6,483

Total regulatory capital	40,182	41,173

Risk-weighted assets

Credit risk
- non-counterparty	139,300	137,900
- counterparty	14,700	13,600
Market risk	14,200	14,800
Operational risk	22,600	22,400

Total RWAs	190,800	188,700

Leverage

Cash and balances at central banks	83,800	88,900
Trading assets	89,100	75,100
Derivatives	134,100	133,300
Loans	319,400	318,000
Other assets	92,700	78,900

Total assets	719,100	694,200
Derivatives
- netting and variation margin	(143,000)	(141,300)
- potential future exposures	43,100	42,100
Securities financing transactions gross up	1,900	2,100
Undrawn commitments	48,900	50,300
Regulatory deductions and other adjustments	(3,200)	(2,900)

CRR leverage exposure	666,800	644,500

CRR leverage ratio %	5.2	5.4

UK leverage exposure (2)	586,700	559,500

UK leverage ratio % (2)	6.0	6.2

Notes:

(1)    Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.

(2)    Based on end-point CRR Tier 1 capital and UK leverage exposures reflecting the post EU referendum measures announced by the Bank of England in the third quarter of 2016.

Segment performance

	Quarter ended 31 March 2019
	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,052	98	708	132	117	(31)	(43)	2,033
Other non-interest income	193	47	374	61	34	329	9	1,047
Own credit adjustments	-	-	-	-	-	(42)	(1)	(43)
Total income	1,245	145	1,082	193	151	256	(35)	3,037
Direct expenses - staff costs	(158)	(52)	(190)	(41)	(28)	(173)	(294)	(936)
- other costs	(74)	(26)	(75)	(18)	(13)	(48)	(548)	(802)
Indirect expenses	(378)	(47)	(309)	(51)	(14)	(89)	888	-
Strategic costs - direct	-	(5)	(20)	-	(2)	(18)	(150)	(195)
- indirect	(26)	(5)	(36)	(7)	(2)	(13)	89	-
Litigation and conduct costs	1	(1)	(10)	-	-	7	(2)	(5)
Operating expenses	(635)	(136)	(640)	(117)	(59)	(334)	(17)	(1,938)
Operating profit/(loss) before impairment (losses)/releases	610	9	442	76	92	(78)	(52)	1,099
Impairment (losses)/releases	(112)	11	(5)	4	1	16	(1)	(86)
Operating profit/(loss)	498	20	437	80	93	(62)	(53)	1,013
Additional information
Return on equity (2)	24.7%	3.8%	11.5%	17.1%	28.6%	(2.4%)	nm	8.3%
Cost:income ratio (3)	51.0%	93.8%	57.8%	60.6%	39.1%	130.5%	nm	63.4%
Loan impairment rate (4)	30bps	(23)bps	2bps	nm	nm	nm	nm	11bps
Impairment provisions (£bn)	(1.2)	(0.7)	(1.0)	-	-	(0.1)	(0.1)	(3.1)
Impairment provisions - stage 3 (£bn)	(0.6)	(0.6)	(0.8)	-	-	(0.1)	-	(2.1)
Net interest margin	2.62%	1.65%	1.99%	2.52%	1.70%	(0.39%)	nm	1.89%
Third party customer asset rate	3.31%	2.32%	3.22%	3.01%	1.72%	nm	nm	nm
Third party customer funding rate	(0.37%)	(0.19%)	(0.47%)	(0.42%)	(0.15%)	nm	nm	nm
Average interest earning assets (£bn)	162.9	24.1	144.6	21.2	27.8	32.1	23.1	435.8
Total assets (£bn)	172.2	24.8	165.4	21.7	28.9	272.8	33.3	719.1
Funded assets (£bn)	172.2	24.8	165.4	21.7	28.9	138.8	33.3	585.1
Net loans to customers - amortised cost (£bn)	150.6	18.2	100.8	14.4	13.3	9.1	-	306.4
Customer deposits (£bn)	145.7	17.5	131.8	26.9	27.6	2.7	3.0	355.2
Risk-weighted assets (RWAs) (£bn)	35.8	14.2	78.1	9.6	7.0	44.6	1.5	190.8
RWA equivalent (RWAes) (£bn)	36.8	14.2	79.9	9.6	7.1	49.1	2.0	198.7
Employee numbers (FTEs - thousands)	21.6	3.1	10.3	1.9	1.7	5.0	23.3	66.9

For the notes to this table, refer to page 14. nm = not meaningful

Segment performance

	Quarter ended 31 December 2018
	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,061	110	724	133	123	30	(5)	2,176
Other non-interest income	185	37	392	65	32	89	49	849
Own credit adjustments	-	-	-	-	-	33	-	33
Total income	1,246	147	1,116	198	155	152	44	3,058
Direct expenses - staff costs	(166)	(53)	(185)	(39)	(25)	(128)	(263)	(859)
- other costs	(80)	(27)	(77)	(22)	(22)	(65)	(870)	(1,163)
Indirect expenses	(414)	(52)	(403)	(72)	(35)	(123)	1,099	-
Strategic costs - direct	(27)	(3)	(5)	-	(1)	(89)	(230)	(355)
- indirect	(63)	(12)	(57)	(10)	(2)	(22)	166	-
Litigation and conduct costs	(7)	(17)	(37)	-	(1)	(28)	(2)	(92)
Operating expenses	(757)	(164)	(764)	(143)	(86)	(455)	(100)	(2,469)
Operating profit/(loss) before impairment (losses)/releases	489	(17)	352	55	69	(303)	(56)	589
Impairment (losses)/releases	(142)	19	(5)	8	2	100	1	(17)
Operating profit/(loss)	347	2	347	63	71	(203)	(55)	572
Additional information
Return on equity (2)	17.2%	0.4%	8.3%	12.3%	20.0%	(9.2%)	nm	3.7%
Cost:income ratio (3)	60.8%	111.6%	67.5%	72.2%	55.5%	299.3%	nm	80.5%
Loan impairment rate (4)	38bps	(39)bps	2bps	nm	nm	nm	nm	2bps
Impairment provisions (£bn)	(1.1)	(0.8)	(1.3)	-	-	(0.1)	-	(3.3)
Impairment provisions - stage 3 (£bn)	(0.6)	(0.6)	(1.0)	-	-	(0.1)	-	(2.3)
Net interest margin	2.60%	1.73%	1.96%	2.49%	1.81%	0.39%	nm	1.95%
Third party customer asset rate	3.33%	2.43%	3.19%	2.94%	1.73%	nm	nm	nm
Third party customer funding rate	(0.36%)	(0.18%)	(0.44%)	(0.38%)	(0.08%)	nm	nm	nm
Average interest earning assets (£bn)	161.7	25.2	146.7	21.2	26.9	30.4	30.0	442.1
Total assets (£bn)	171.0	25.2	166.4	22.0	28.4	244.5	36.7	694.2
Funded assets (£bn)	171.0	25.2	166.4	22.0	28.4	111.4	36.5	560.9
Net loans to customers - amortised cost (£bn)	148.9	18.8	101.4	14.3	13.3	8.4	-	305.1
Customer deposits (£bn)	145.3	18.0	134.4	28.4	27.5	2.6	4.7	360.9
Risk-weighted assets (RWAs) (£bn)	34.3	14.7	78.4	9.4	6.9	44.9	0.1	188.7
RWA equivalent (RWAes) (£bn)	35.5	14.7	79.7	9.5	6.9	50.0	0.2	196.5
Employee numbers (FTEs - thousands)	21.7	3.1	10.3	1.9	1.7	4.8	23.6	67.1

For the notes to this table, refer to page 14. nm = not meaningful

Segment performance

	Quarter ended 31 March 2018
	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,068	106	683	123	104	36	26	2,146
Other non-interest income	230	40	475	61	33	380	(84)	1,135
Own credit adjustments	-	-	-	-	-	21	-	21
Total income	1,298	146	1,158	184	137	437	(58)	3,302

Direct expenses - staff costs	(178)	(49)	(188)	(43)	(24)	(165)	(317)	(964)
- other costs	(65)	(19)	(47)	(14)	(15)	(53)	(606)	(819)
Indirect expenses	(374)	(47)	(311)	(55)	(20)	(102)	909	-
Strategic costs - direct	(7)	(1)	(6)	(1)	-	(17)	(177)	(209)
- indirect	(61)	(3)	(42)	(8)	(1)	(6)	121	-
Litigation and conduct costs	(1)	(9)	(1)	-	1	(6)	(3)	(19)
Operating expenses	(686)	(128)	(595)	(121)	(59)	(349)	(73)	(2,011)
Operating profit/(loss) before impairment (losses)/releases	612	18	563	63	78	88	(131)	1,291
Impairment (losses)/releases	(68)	(8)	(12)	(1)	-	9	2	(78)
Operating profit/(loss)	544	10	551	62	78	97	(129)	1,213
Additional information
Return on equity (2)	29.9%	1.6%	13.6%	12.5%	23.2%	2.0%	nm	9.4%
Cost:income ratio (3)	52.9%	87.7%	50.0%	65.8%	43.1%	79.9%	nm	60.5%
Loan impairment rate (4)	18bps	16bps	5bps	nm	nm	nm	nm	10bps
Impairment provisions (£bn)	(1.3)	(1.2)	(1.5)	(0.1)	-	(0.2)	0.1	(4.2)
Impairment provisions - stage 3 (£bn)	(0.8)	(1.0)	(1.4)	-	-	(0.1)	-	(3.3)
Net interest margin	2.73%	1.80%	1.91%	2.51%	1.57%	0.54%	nm	2.04%
Third party customer asset rate	3.41%	2.39%	2.90%	2.89%	2.57%	nm	nm	nm
Third party customer funding rate	(0.29%)	(0.21%)	(0.26%)	(0.19%)	(0.07%)	nm	nm	nm
Average interest earning assets (£bn)	158.4	23.9	144.8	19.8	26.9	27.3	26.3	427.4
Total assets (£bn)	166.3	23.4	165.6	20.4	28.0	283.8	51.0	738.5
Funded assets (£bn)	166.3	23.3	165.5	20.4	28.0	135.2	50.0	588.7
Net loans to customers - amortised cost (£bn)	145.9	19.0	102.9	13.7	13.1	9.4	(0.2)	303.8
Customer deposits (£bn)	142.9	16.4	131.1	25.3	26.9	3.8	8.1	354.5
Risk-weighted assets (RWAs) (£bn)	31.5	16.9	84.3	9.4	7.0	53.1	0.5	202.7
RWA equivalent (RWAes) (£bn)	32.2	17.4	88.9	9.4	7.0	56.5	0.9	212.3
Employee numbers (FTEs - thousands)	24.5	3.0	10.7	1.9	1.7	5.7	23.4	70.9

nm = not meaningful

Notes:

(1)    Central items include unallocated transactions which principally comprise volatile items under IFRS and RMBS related charges.

(2)    RBS’s CET 1 target is around 14% but for the purposes of computing segmental return on equity (ROE), to better reflect the differential drivers of capital usage, segmental operating profit after tax and adjusted for preference dividends is divided by notional equity allocated at different rates of 15% (Ulster Bank RoI, 14% prior to Q1 2019), 12% (Commercial Banking), 13% (Private Banking, 13.5% prior to Q1 2019), 16% (RBS International - 12% prior to Q4 2017)) and 15% for all other segments, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes). RBS return on equity is calculated using profit for the period attributable to ordinary shareholders.

(3)    Operating lease depreciation included in income (Q1 2019 - £34 million; Q4 2018 - £32 million; Q1 2018 - £31 million).

(4)    Loan impairment rate is calculated as the annualised charge for the period as a proportion of gross customer loans.

Condensed consolidated income statement for the period ended 31 March 2019 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2019	2018	2018
	£m	£m	£m
Interest receivable	2,747	2,825	2,702
Interest payable	(714)	(649)	(556)
Net interest income (1)	2,033	2,176	2,146

Fees and commissions receivable	905	785	813
Fees and commissions payable	(244)	(190)	(207)
Income from trading activities	224	161	465
Other operating income	119	126	85
Non-interest income	1,004	882	1,156
Total income	3,037	3,058	3,302

Staff costs	(1,011)	(1,014)	(1,055)
Premises and equipment	(265)	(411)	(370)
Other administrative expenses	(418)	(851)	(399)
Depreciation and amortisation	(244)	(187)	(163)
Write down of other intangible assets	-	(6)	(24)
Operating expenses	(1,938)	(2,469)	(2,011)

Profit before impairment losses	1,099	589	1,291
Impairment losses	(86)	(17)	(78)

Operating profit before tax	1,013	572	1,213
Tax charge	(216)	(118)	(313)

Profit for the period	797	454	900
Attributable to:
Ordinary shareholders	707	304	808
Other owners	100	164	85
Non-controlling interests	(10)	(14)	7

Earnings per ordinary share	5.9p	2.5p	6.8p
Earnings per ordinary share - fully diluted	5.8p	2.5p	6.7p

Note:

(1)    Negative interest on loans is reported as interest payable. Negative interest on customer deposits is reported as interest receivable.

Condensed consolidated statement of comprehensive income for the period ended 31 March 2019 (unaudited)

	Quarter ended
	31 March	31 December	31 March
	2019	2018	2018
	£m	£m	£m
Profit for the period	797	454	900
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes
- contributions in preparation for ring-fencing (1)	-	(53)	-
- other movements	(42)	14	-
(Loss)/profit on fair value of credit in financial liabilities designated at FVTPL due to
own credit risk	(46)	91	61
Fair value through other comprehensive income (FVOCI) financial assets	42	(13)	-
Tax	32	15	(13)
	(14)	54	48
Items that do qualify for reclassification
Fair value through other comprehensive income (FVOCI) financial assets	41	(24)	131
Cash flow hedges	188	241	(584)
Currency translation	(350)	190	(73)
Tax	(40)	(35)	126
	(161)	372	(400)
Other comprehensive (loss)/income after tax	(175)	426	(352)

Total comprehensive income for the period	622	880	548

Total comprehensive income/(loss) is attributable to:
Ordinary shareholders	558	727	474
Preference shareholders	10	88	18
Paid-in equity holders	90	76	67
Non-controlling interests	(36)	(11)	(11)
	622	880	548

Note:

(1)

On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc could not continue to be a participant in the Main section and separate arrangements have been made for its employees. Under the MoU, on 9 October 2018, NatWest Bank Plc made a contribution of £2 billion to strengthen funding of the Main section relating to the ring-fenced bank. In Q1 2019 NatWest Markets Plc paid a contribution of £53 million to the new NatWest Markets section relating to the non-ring fenced bank.

Condensed consolidated balance sheet as at 31 March 2019 (unaudited)

	31 March	31 December
	2019	2018
	£m	£m
Assets
Cash and balances at central banks	83,800	88,897
Trading assets	89,101	75,119
Derivatives	134,079	133,349
Settlement balances	13,556	2,928
Loans to banks - amortised costs	13,042	12,947
Loans to customers - amortised cost	306,400	305,089
Other financial assets	62,058	59,485
Intangible assets	6,616	6,616
Other assets	10,484	9,805

Total assets	719,136	694,235

Liabilities
Bank deposits	25,188	23,297
Customer deposits	355,186	360,914
Settlement balances	12,981	3,066
Trading liabilities	86,554	72,350
Derivatives	130,606	128,897
Other financial liabilities	42,404	39,732
Subordinated liabilities	9,651	10,535
Other liabilities	9,716	8,954
Total liabilities	672,286	647,745

Equity
Ordinary shareholders' interests	41,578	41,182
Other owners' interests	4,554	4,554
Owners’ equity	46,132	45,736
Non-controlling interests	718	754

Total equity	46,850	46,490
Total liabilities and equity	719,136	694,235

Condensed consolidated statement of changes in equity for the period ended 31 March 2019 (unaudited)

	Share
	capital and				Total	Non
	statutory	Paid-in	Retained	Other	owners'	controlling	Total
	reserves	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	13,055	4,058	14,312	14,311	45,736	754	46,490
Implementation of IFRS 16 on 1 January 2019 (1)	-	-	(187)	-	(187)	-	(187)
Profit attributable to ordinary shareholders
and other equity owners	-	-	807	-	807	(10)	797
Other comprehensive income
- Remeasurement of retirement benefit schemes
- other movements	-	-	(42)	-	(42)	-	(42)
- Changes in fair value of credit in financial liabilities at
fair value through profit or loss	-	-	(46)	-	(46)	-	(46)
- Other amounts recognised in equity	-	-	-	28	28	(26)	2
- Amount transferred from equity to earnings	-	-	-	(81)	(81)	-	(81)
- Tax	-	-	18	(26)	(8)	-	(8)
Preference share dividends paid	-	-	(100)	-	(100)	-	(100)
Shares and securities issued during the period	100	-	-	-	100	-	100
Share-based payments - gross	-	-	(35)	-	(35)	-	(35)
Movement in own shares held	(40)	-	-	-	(40)	-	(40)
At 31 March 2019	13,115	4,058	14,727	14,232	46,132	718	46,850

							31 March
							2019
Total equity is attributable to:							£m
Ordinary shareholders							41,578
Preference shareholders							496
Paid-in equity holders							4,058
Non-controlling interests							718
							46,850
*Other reserves consist of:
Merger reserve							10,881
Fair value through other comprehensive income reserve							436
Cash flow hedging reserve							(49)
Foreign exchange reserve							2,964
							14,232

Note:

(1)    Refer to Note 1 for further information.

Notes

1. Basis of preparation

The condensed consolidated financial statements should be read in conjunction with RBS’s 2018 Annual Report on Form 20-F which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Accounting policies

The Group’s principal accounting policies are as set out on pages 186 to 190 of the 2018 Annual Report on Form 20-F and are unchanged other than as presented below.

Changes in reporting standards

IAS 12 ‘Income taxes’ was revised with effect from 1 January 2019. The income statement is now required to include any tax relief on the servicing cost of instruments classified as equity. Relief of £67 million was recognised in the statement of changes in equity for the year ended 31 December 2018; this and prior periods have been restated.

Presentation of interest on suspense recoveries

Until 1 January 2019, interest on suspense recoveries was presented as a component of interest receivable within Net interest income. It amounted to £11 million for the period ended 31 March 2019. From 1 January 2019 interest on suspense recoveries is presented within impairment charges; prior periods were presented as income. It is unpredictable by nature but is not expected to be material.  Comparatives have not been restated.

Revised Accounting policy 10 - Leases

The Group has adopted IFRS 16 ‘Leases’ with effect from 1 January 2019, replacing IAS 17 ‘Leases’. The Group has applied IFRS 16 on a modified retrospective basis without restating prior years. Accounting policy note 10 presented in the 2018 Annual Report on Form 20-F has been updated as follows:

As lessor

Finance lease contracts are those which transfer substantially all the risks and rewards of ownership of an asset to a customer. All other contracts with customers to lease assets are classified as operating leases.

Loans to customers include finance lease receivables measured at the net investment in the lease, comprising the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Interest receivable includes finance lease income recognised at a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review; if there is a reduction in their value, income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is recognised in other operating income on a straight-line basis over the lease term unless another systematic basis better represents the time pattern of the asset’s use. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives.

As lessee

On entering a new lease contract, the Group recognises a right of use asset and a liability to pay future rentals. The liability is measured at the present value of future lease payments discounted at the applicable incremental borrowing rate. The right of use asset is depreciated over the shorter of the term of the lease and the useful economic life, subject to review for impairment. Short term and low value leased assets are expensed on a systematic basis.

Notes

1. Basis of preparation continued

For further details see page 190 of RBS’s 2018 Annual Report on Form 20-F. The impact on RBS’s balance sheet at 1 January 2019 is as follows:

£bn
Retained earnings at 31 December 2018	14.3
Loans to customers - Finance leases	0.2
Other assets - Net right use of assets	1.3
- Recognition of lease liabilities	(1.9)
- Provision for onerous leases	0.2
Other liabilities	(1.7)

Net impact on retained earnings	(0.2)
Retained earnings at 1 January 2019	14.1

Operating lease commitments reported under IAS 17 were £2.7 billion which resulted in lease liabilities recognised under IFRS 16 of £1.9 billion. The difference is primarily because of the different treatment of termination and extension options; and discounting the contractual lease payments under IFRS 16.

Critical accounting policies and key sources of estimation uncertainty

The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on page 190 of RBS’s 2018 Annual Report on Form 20-F.

Going concern

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the period ended 31 March 2019 have been prepared on a going concern basis.

2. Provisions for liabilities and charges

	Payment	Other	Litigation and
	protection	customer	other regulatory
	insurance	redress	(incl. RMBS)	Other (1)	Total
	£m	£m	£m	£m	£m
At 1 January 2019	695	536	783	990	3,004
Implementation of IFRS 16 on 1 January 2019	-	-	-	(170)	(170)
IFRS 9 - Impairment charges - Movements on ECL	-	-	-	(3)	(3)
Transfer to accruals and other liabilities	-	(4)	-	1	(3)
Currency translation and other movements	-	(7)	(6)	(16)	(29)
Charge to income statement	-	17	5	33	55
Releases to income statement	-	(12)	(9)	(16)	(37)
Provisions utilised	(136)	(81)	(6)	(114)	(337)
At 31 March 2019	559	449	767	705	2,480

Note:

(1)    Materially comprises provisions relating to property closures and restructuring costs.

On 5 February 2019 the Official Receiver appointed Deloitte to assist in the identification of potential claimants in respect of PPI. The extent of the Group’s share of any obligation in respect of ensuing claims cannot be ascertained with sufficient reliability for inclusion in the provision at 31 March 2019.

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

Notes

3. Litigation, investigations and reviews

RBS's 2018 Annual Report on Form 20-F, issued on 15 February 2019, included comprehensive disclosures about RBS's litigation, investigations and reviews in Note 27 on the accounts. Set out below are the material developments in these matters since the 2018 Annual Report on Form 20-F were published. RBS generally does not disclose information about the establishment or existence of a provision for a particular matter where disclosure of the information can be expected to prejudice seriously RBS’s position in the matter.

Litigation

Government securities antitrust litigation

In March 2019, class action antitrust claims were filed in the United States District Courts for the District of Connecticut and the Southern District of New York against Bank of America and NatWest Markets Plc, as well as NatWest Markets Securities Inc. and (in the Connecticut case) NatWest Plc. The complaints allege a conspiracy among dealers of Euro-denominated bonds issued by European central banks (EGBs), to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012.

US Anti-Terrorism Act litigation

On 31 March 2019, the United States District Court for the Eastern District of New York granted summary judgment in favour of NatWest Plc in the Anti-Terrorism Act case relating to accounts previously maintained for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the terrorist attacks in Israel which harmed the plaintiffs. The plaintiffs have commenced an appeal of the judgment to the United States Court of Appeals for the Second Circuit.

On 28 March 2019,  the United States District Court for the Southern District of New York granted defendants’ motion to dismiss one of the Anti-Terrorism Act cases pending against NatWest Markets N.V., NatWest Markets Plc, and other financial institutions, relating to terrorist attacks in Iraq allegedly perpetrated by Hezbollah and certain Iraqi terror cells. The dismissal is subject to re-pleading by the plaintiffs or appeal. Similar Anti-Terrorism Act claims against NatWest Markets N.V. remain subject to a pending motion to dismiss in the United States District Court for the Eastern District of New York.

Investigations and reviews

RMBS and other securitised products investigations

In October 2017, NatWest Markets Securities Inc. entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various form of asset-backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA if NatWest Markets Securities Inc. complies with the NPA during its term. In April 2019, NatWest Markets Securities Inc. agreed to a second six-month extension of the NPA while the USAO reviews the circumstances of an unrelated matter reported during the course of the NPA.

Response to reports concerning certain historic Russian and Lithuanian transactions

Media coverage in March 2019 highlighted an alleged money laundering scheme involving Russian and Lithuanian entities between 2006 and 2013. Allegedly certain European banks and at least one US bank, were involved in processing certain transactions associated with this scheme. The reports allege that ABN AMRO and Coutts were amongst those institutions. RBS is investigating these reports, and in particular whether the relevant business unit of ABN AMRO was part of the business acquired by RBS in 2007. RBS is responding to regulatory requests for information.

4. Post balance sheet events

Other than as disclosed there have been no other significant events between 31 March 2019 and the date of approval of these accounts which would require a change to or additional disclosure in the accounts.

Additional information

Other financial data

The following table shows RBS’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2019.

As at 31 March 2019
£m
Share capital - allotted, called up and fully paid
Ordinary shares of £1	12,090
Retained income and other reserves	34,042
Owners’ equity	46,132

RBS indebtedness
Subordinated liabilities	9,651
Debt securities in issue	43,365
Total indebtedness	53,016
Total capitalisation and indebtedness	99,148

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information contained in the table above has not changed materially since 31 March 2019.

Additional information

Other financial data (continued)

		Year ended 31 December
	Quarter ended 31 March 2019	2018	2017	2016	2015	2014

Return on average total assets (1)	0.4%	0.2%	0.1%	(0.8%)	(0.2%)	(0.3%)
Return on average ordinary shareholders’ equity (2)	7.0%	4.2%	2.1%	(15.2%)	(4.0%)	(6.5%)
Average total equity as a percentage of average total assets (3)	6.5%	7.2%	7.0%	6.2%	6.0%	5.8%
Dividend payout ratio	-	14.9%	-	-	-	-

Notes:

(1)    Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(2)    Return on average ordinary shareholder’s equity represents profit attributable to ordinary shareholders expressed as a percentage of average ordinary shareholders equity.

(3)    Return on average total equity represents profit attributable to equity owners expressed as a percentage of average shareholder funds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Katie Murray

Chief Financial Officer

26 April 2019